UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File No.: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alcatel-Lucent Reports Q4 and Full-Year 2013 Results

•	Significant improvement in operating profitability and segment operating cash flow in Q4 and for 2013 as a whole

•	Fixed costs savings of Euro 104 million in Q4, bringing total for 2013 to Euro 363 million

•	On track to achieve The Shift Plan 2015 targets, focusing on continued cost reductions, cash generation and profitable growth

•

Binding offer received from China Huaxin, a technology investment company, for the acquisition of Alcatel-Lucent Enterprise, valuing Alcatel-Lucent Enterprise at Euro 268 million for 100% on an enterprise value basis. Alcatel-Lucent to retain a 15% minority interest

Key numbers for the fourth quarter and full year 2013

In Euro million (except for EPS)	Fourth Quarter 2013	Fourth Quarter 2012	Change (a) y-o-y (% or point)	Full Year 2013	Full Year 2012	Change (a) y-o-y (% or point)
Profit&Loss Statement
Revenues (a)	3,930	4,096	-0.1%	14,436	14,449	2.9%
Revenues of Core Networking and Access (a)	3,699	3,835	0.4%	13,541	13,473	3.6%
Adjusted (2) Gross profit	1,349	1,244	8.4%	4,643	4,341	7.0%
in % of revenues	34.3%	30.4%	3.9 pt	32.2%	30.0%	2.2 pt
Adjusted Operating income (1)	307	115	ca. x2.7	290	(263)	Nm
in % of revenues	7.8%	2.8%	5.0 pt	2.0%	-1.8%	3.8 pt
Net income (loss) (Group share)	134	(1,558)	Nm	(1,304)	(2,011)	Nm
EPS diluted (in Euro)	0.05	(0.69)	Nm	(0.57)	(0.89)	Nm
Cash Flow Statement
Segment Operating cash flow	499	368	35.6%	247	79	ca. x3.1
Free cash flow	363	353	-	(636)	(685)	-
Free cash flow excluding restructuring charges	557	438	-	(114)	(345)	-
The Shift Plan KPIs
Core Networking Revenues (a)	1,716	1,854	-3.6%	6,094	6,180	1.9%
Adjusted Operating income	257	195	31.8%	472	142	ca. x3
in % of revenues	15.0%	10.5%	4.5 pt	7.7%	2.3%	5.4 pt
Access and Other operating cash flow	239	133	79.7%	(111)	(126)	11.9%
Total Group fixed costs savings	104	-	-	363	-	-
Total Group SG&A / Sales ratio	12.1%	13.3%	-1.2 pt	14.1%	15.7%	-1.6 pt

(a)	Revenues changes at constant rate

On Track to Achieve The Shift Plan 2015 Targets

•	Repositioned as a specialist of IP and Cloud networking, ultra broadband fixed and mobile access, with key wins and market share gains

•

Key achievements in innovation: 20 IP core contracts, 400G in Optics, 3 SDN first commercial wins, virtualization roadmap and 8 proof of concepts in NFV, Qualcomm strategic partnership on small cells, Carrier Aggregation and eMBMS in wireless, 17 vectoring contracts, G.fast

•	Fixed costs savings for the year of Euro 363 million, of which Euro 104 million in Q4, significantly above the Euro 250-300 million target for the year as a whole

•	Announcement of the sale of LGS in December, and announcement today of receipt of binding offer from China Huaxin for the acquisition of Alcatel-Lucent Enterprise

•	Balance sheet strengthened, with 2013 closing on a net cash position of Euro 149 million, on the back of:

•	Capital increase of Euro 1 billion through a rights issue, and conversion of the remaining stub 2015 OCEANE;

•	Debt reprofiling largely completed with various financing actions undertaken in second half of the year;

•	Pre-financing or reimbursement of short and mid-term debt maturities.

Paris, February 6, 2014 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced its fourth quarter 2013 results, reporting revenues of Euro 3,930 million, flat year-on-year at constant exchange rate. Revenues for the Core Networking and Access segments were up 0.4% year-on-year at constant exchange rates. Sequentially, at constant exchange rates, Group revenues increased by 8.8% and by 8.9% for Core Networking and Access segments, reflecting notably a strong performance in IP Platforms, IP Transport and Wireless.

From a geographic standpoint, at constant exchange rates, North America grew 2% year-on-year, moderating its pace compared to previous quarters, while Asia Pacific moved into positive territory by rising 10% year-over-year, driven by network roll-outs in China. Encouraging trends continued in Western Europe while Russia returned to growth. The Rest of World area witnessed a decline in the mid-teens.

For 2013 as a whole, the Group recorded revenue growth of 2.9% at constant exchange rates; revenues for Core Networking and Access segments were up 3.6% during the year. The full-year performance reflects solid trends, supported by double-digit growth in IP Routing, progress in WDM and IP Platforms, as well as good traction in mobile and fixed ultra-broadband access activities, both driven by large networks rollouts. This is further evidenced by market share gains.

Gross margin reached 34.3% of revenues in the last quarter, up nearly 400 basis points year on year and 170 basis points sequentially. Year-on-year improvement reflects favorable product mix, operational improvements and reduced fixed operations costs. Sequential improvement mainly reflects reduced operations costs. Full-year gross margin was 32.2%, improving by 220 basis points over the preceding year.

The Group realized fixed costs savings of Euro 104 million in Q4, bringing total fixed costs savings to Euro 363 million for the year, substantially above the Euro 250-300 million set earlier in the year. The Group was able to reduce its ratio of SG&A expenses to revenues by 120 basis points to 12.1% in Q4 and by 160 basis points to 14.1% for the year as a whole.

Adjusted operating income reached Euro 307 million in the quarter, or 7.8% of revenues, compared to Euro 115 million in Q4 2012, or 2.8% of revenues, reflecting a significant improvement in profitability of both Core Networking and Access segments. Overall, for 2013 as a whole, the Group generated adjusted operating income of Euro 290 million, an improvement of Euro 553 million compared to 2012.

The Group reported a positive net income (Group share) of Euro 134 million in Q4, or Euro 0.05 per share. The published net loss for the full year 2013 of Euro (1,304) million was notably impacted by Euro (548) million of net asset impairment charges, essentially recorded in the second quarter of 2013.

Segment operating cash flow reached Euro 499 million in Q4, versus Euro 368 million in Q4 2012. Free cash flow5 was Euro 363 million in Q4; excluding restructuring charges, free cash flow improved by Euro 119 million. For the year as a whole, free cash flow was (636) million: excluding restructuring charges and interests paid, free cash flow improved by Euro 324 million.

Alcatel-Lucent’s balance sheet was significantly reinforced during the quarter thanks to a successful capital increase of Euro 1 billion, including Euro 957 million through a rights issue, and the conversion of the remaining 2015 OCEANE. In addition, during the second half of 2013, the Group engaged in a series of transactions to reprofile its debt and optimize its capital structure, notably through a pre-financing or reimbursement of upcoming short and mid-term debt maturities, as well as a partial reimbursement and repricing of its Senior Secured credit facility. Going forward for 2014 as a whole the Group anticipates an annual run rate of net cash interest expenses of Euro 265 million, compared to Euro 295 million in 2013.

Shortly before year-end the Group announced it had signed an agreement for the sale of LGS for up to US$ 200 million. Today, the Group is announcing it has received a binding offer from, and is entering exclusive discussions with, China Huaxin, a technology investment company, for the acquisition of Alcatel-Lucent Enterprise. The contemplated transaction values Alcatel-Lucent Enterprise at Euro 268 million on an enterprise value basis (cash-free / debt-free) and at a currently estimated Euro 237 million on an equity value basis, for 100%. Alcatel-Lucent will retain a minority stake of 15%. The proposed transaction will shortly be submitted to the workers councils of Alcatel-Lucent Enterprise for the required information and consultation procedures. A definitive acquisition agreement is expected to be signed during the second quarter of 2014. Closing would be subject to certain conditions, including the approval of certain regulatory authorities, and is targeted to take place in the third quarter of 2014.

At December 31, 2013, the Group’s overall Pensions and OPEB exposure indicated a surplus of Euro 546 million compared to a surplus of Euro 146 million at September 30, 2013 and a deficit of Euro 1,308 million as of December 31, 2012 (in each case before taking into account applicable asset ceilings). Group’s US pension plans, in particular, show a collective surplus of US$ 4.0 billion without taking into account applicable asset ceilings compared to US$ 2.7 billion at December 31, 2012. From a regulatory perspective –which determines funding requirements– the Group’s US pension plans are pre-funded and the Group does not expect having to make any contributions for the foreseeable future. In accordance with applicable law, the Group’s US Represented OPEB obligations for the upcoming year have been fully financed from excess pension assets, and, going forward, the Group believes that it will continue to be able to fund those obligations from excess pension assets.

The Board has recommended not to pay a dividend for fiscal year 2013.

Looking ahead, Alcatel-Lucent will continue to focus on continued cost reductions, cash generation and profitable growth, and confirms its 2015 targets, namely:

•	Revenues for the Core Networking segment of more than Euro 7 billion with an operating margin exceeding 12.5%;

•	Segment operating cash flow from its Access and Other segments surpassing Euro 250 million;

•	Euro 1 billion of fixed costs savings by the end of 2015; and

•	At least Euro 1 billion of asset disposals over the 2013-2015 period.

Commenting on the fourth quarter and full year results, Michel Combes, CEO of Alcatel-Lucent, said: “We have demonstrated today that we are well on track to meet The Shift Plan’s objectives. We have repositioned our company as a specialist in IP and Cloud Networking, as well as in Ultra-Broadband Access, and we are seeing strong commercial traction in these segments. We have strengthened our balance sheet through the success of financing actions taken to reduce and reprofile our debt. Overall, we have made significant progress to improve competitiveness, both in terms of profitability and innovation. Looking ahead, we are fully focused on implementing, delivering and executing The Shift Plan by the end of 2015.”

REPORTED RESULTS

In the fourth quarter, the reported net income (group share) was Euro 134 million or Euro 0.05 per diluted share (USD 0.07 per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 13 million.

Reported Profit & Loss	Fourth	Fourth	Change (a)	Third	Change (a)	Full	Full	Change (a)
Statement	quarter	quarter	y-o-y	quarter	q-o-q	Year	Year	y-o-y
(In Euro million except for EPS)	2013	2012	(% or pt)	2013	(% or pt)	2013	2012	(% or pt)
Revenues (a)	3,930	4,096	-0.1%	3,668	8.8%	14,436	14,449	2.9%

Gross profit	1,349	1,244	8.4%	1,196	12.8%	4,643	4,341	7.0%

in % of revenues	34.3%	30.4%	3.9 pt	32.6%	1.7 pt	32.2%	30.0%	2.2 pt

Operating income / (loss)(1)	287	64	ca. x4	95	ca. x3	204	(493)	Nm

in % of revenues	7.3%	1.6%	5.7 pt	2.6%	4.7 pt	1.4%	-3.4%	4.8 pt

Net income (loss) (Group share)	134	(1,558)	Nm	(200)	Nm	(1,304)	(2,011)	Nm

EPS diluted (in Euro)	0.05	(0.69)	Nm	(0.09)	Nm	(0.57)	(0.89)	Nm

E/ADS* diluted (in USD)	0.07	(0.91)	Nm	(0.12)	Nm	(0.79)	(1.17)	Nm

Number of diluted shares (million)	2,817.4	2,268.4	Nm	2,271.4	Nm	2,302.2	2,268.1	Nm

(a)	Revenues changes at constant rate

2012 figures are represented to reflect the impacts of the retrospective application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3779 as of December 31, 2013; USD 1.3186 as of December 31, 2012; 1.3535 as of September 30, 2013.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The fourth quarter 2013 adjusted2 net income (group share) was Euro 147 million or Euro 0.06 per diluted share (USD 0.08 per ADS), which includes restructuring charges of Euro (105) million, a net financial loss of Euro (161) million, an adjusted tax benefit of Euro 79 million, and non-controlling interest of Euro (22) million.

Adjusted Profit & Loss	Fourth	Fourth	Change (a)	Third	Change (a)	Full	Full	Change (a)
Statement	quarter	quarter	y-o-y	quarter	q-o-q	Year	Year	y-o-y
(In Euro million except for EPS)	2013	2012	(% or pt)	2013	(% or pt)	2013	2012	(% or pt)
Revenues (a)	3,930	4,096	-0.1%	3,668	8.8%	14,436	14,449	2.9%

Gross profit	1,349	1,244	8.4%	1,196	12.8%	4,643	4,341	7.0%

in % of revenues	34.3%	30.4%	3.9 pt	32.6%	1.7 pt	32.2%	30.0%	2.2 pt

Operating income / (loss)(1)	307	115	ca. x2.5	116	ca. x2.5	290	(263)	Nm

in % of revenues	7.8%	2.8%	5.0 pt	3.2%	4.6 pt	2.0%	-1.8%	3.8 pt

Net income (loss) (Group share)	147	(1,395)	Nm	(188)	Nm	(1,251)	(1,739)	Nm

EPS diluted (in Euro)	0.06	(0.61)	Nm	(0.08)	Nm	(0.54)	(0.77)	Nm

E/ADS* diluted (in USD)	0.08	(0.81)	Nm	(0.11)	Nm	(0.74)	(1.01)	Nm

Number of diluted shares (million)	2,817.4	2,268.4	Nm	2,271.4	Nm	2,302.2	2,268.1	Nm

(a)	Revenues changes at constant rate

2012 figures are represented to reflect the impacts of the retrospective application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3779 as of December 31, 2013; USD 1.3186 as of December 31, 2012; 1.3535 as of September 30, 2013.

KEY FIGURES

2012 figures are represented to reflect the impacts of the retrospective application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

Geographic breakdown	Fourth	Fourth	Change (a)	Third	Change (a)	Full	Full	Change (a)
of revenues (a)	quarter	quarter	y-o-y	quarter	q-o-q	Year	Year	y-o-y
(In Euro million)	2013	2012	(% or pt)	2013	(% or pt)	2013	2012	(% or pt)
North America	1,555	1,603	1.9%	1,658	-3.6%	6,393	5,802	13.8%
Asia Pacific	746	714	10.2%	608	23.0%	2,408	2,509	0.5%
Europe	1,101	1,109	-0.1%	922	19.1%	3,672	3,807	-2.9%
RoW	528	670	-16.5%	480	10.5%	1,963	2,331	-11.8%
Total group revenues	3,930	4,096	-0.1%	3,668	8.8%	14,436	14,449	2.9%

(a)	Revenues changes at constant rate

Group breakdown	Fourth	Fourth	Change (a)	Third	Change (a)	Full	Full	Change (a)
of revenues (a)	quarter	quarter	y-o-y	quarter	q-o-q	Year	Year	y-o-y
(In Euro million)	2013	2012	(% or pt)	2013	(% or pt)	2013	2012	(% or pt)
Core Networking	1,716	1,854	-3.6%	1,496	15.9%	6,094	6,180	1.9%
- o/w IP Routing	555	619	-5.2%	580	-2.6%	2,253	2,141	10.3%
- o/w IP Transport	618	636	0.3%	544	14.2%	2,120	2,369	-8.8%
- o/w IP Platforms	543	599	-5.8%	372	47.3%	1,721	1,670	6.2%
Access	1,983	1,981	4.2%	1,951	3.5%	7,447	7,293	5.1%
- o/w Wireless Access	1,240	1,123	15.0%	1,196	5.8%	4,510	4,151	11.8%
- o/w Fixed Access	542	551	2.4%	541	1.7%	2,069	2,030	5.0%
- o/w Managed sServices	186	276	-30.1%	186	1.1%	791	1,000	-18.5%
- o/w Licensing	15	31	-48.4%	28	-42.9%	77	112	-30.4%
Other	232	258	-8.5%	228	2.6%	913	959	-3.5%
Eliminations & Unallocated	(1)	3	Nm	(7)	Nm	(18)	17	Nm
Total group revenues	3,930	4,096	-0.1%	3,668	8.8%	14,436	14,449	2.9%

(a)	Revenues changes at constant rate

Breakdown of group	Fourth	Fourth	Change	Third	Change	Full	Full	Change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q	Year	Year	y-o-y
(in Euro million)	2013	2012	(% or pt)	2013		2013	2012	(% or pt)
Core Networking	257	195	31.8%	92	ca. x3	472	142	ca. x3
In % of revenues	15.0%	10.5%	4.5 pt	6.1%	8.9 pt	7.7%	2.3%	5.4 pt
Access	76	(67)	Nm	46	65.2%	(85)	(323)	73.7%
In % of revenues	3.8%	-3.4%	7.2 pt	2.4%	1.4 pt	-1.1%	-4.4%	3.3 pt
Other	12	7	71.4%	5	ca. x2.5	17	8	ca. x2
In % of revenues	5.2%	2.7%	2.5 pt	2.2%	3.0 pt	1.9%	0.8%	1.1 pt
Unallocated	(38)	(20)	Nm	(27)	Nm	(114)	(90)	Nm
Total Group op. income (loss)	307	115	ca. x2.5	116	ca. x2.5	290	(263)	Nm
In % of revenues	7.8%	2.8%	5.0 pt	3.2%	4.6 pt	2.0%	-1.8%	3.8 pt

Breakdown of segment	Fourth	Fourth	Change	Third	Change	Full	Full	Change
operating cash flow	quarter	quarter	y-o-y	quarter	q-o-q	Year	Year	y-o-y
(in Euro million)	2013	2012	(% or pt)	2013	(% or pt)	2013	2012	(% or pt)
Core Networking	316	264	19.7%	61	ca. x5	475	307	54.7%
In % of revenues	18.4%	14.2%	4.2 pt	4.1%	14.3 pt	7.8%	5.0%	2.8 pt
Access	223	160	39.4%	26	ca. x8.5	(137)	(105)	-30.5%
In % of revenues	11.2%	8.1%	3.1 pt	1.3%	9.9 pt	-1.8%	-1.4%	-0.4 pt
Other	16	(27)	Nm	1	Nm	26	(21)	Nm
In % of revenues	6.9%	-10.5%	17.4 pt	0.4%	6.5 pt	2.8%	-2.2%	5.0 pt
Unallocated	(56)	(29)	Nm	(37)	Nm	(117)	(102)	Nm
Total	499	368	35.6%	51	ca. x10	247	79	ca. x3
In % of revenues	12.7%	9.0%	3.7 pt	1.4%	11.3 pt	1.7%	0.5%	1.2 pt

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

Cash Flow highlights	Fourth quarter	Fourth quarter	Full Year	Full Year
(In Euro million )	2013	2012	2013	2012
Net (debt)/cash at beginning of period	(1,004)	(58)	147	(7)
Adjusted operating income / (loss)	307	115	290	(263)
Change in operating WCR	192	253	(43)	342
Segment Operating Cash Flow	499	368	247	79
Depreciation & Amort and adjusted OP non cash (1)	156	245	761	895
Change in other working capital (2)	136	86	(59)	(289)
Operating Cash Flow (3)	791	699	949	685
Interest	(20)	(6)	(295)	(202)
Taxes	(6)	(8)	(78)	(57)
Cash contribution to pension & OPEB	(58)	(62)	(189)	(190)
Restructuring cash outlays	(194)	(85)	(522)	(340)
Capital expenditures (incl. R&D cap.)	(177)	(185)	(528)	(581)
Disposal of Intellectual Property	27	0	27	0
Free Cash Flow	363	353	(636)	(685)
Discontinued, Cash from financing & Forex	(137)	(148)	(289)	839
Net Proceeds from Rights Offerings	927	0	927	0
Change in net(debt)/cash position	1,153	205	2	154
Net (debt)/cash at end of period	149	147	149	147

1) non cash items included in adjusted OP.

2) Changes in other working capital and cash impacts of P&L items below adjusted OP.

Statement of position - Assets	Dec 31,	Sept 30,	Dec 31,
(In Euro million)	2013	2013	2012
Total non-current assets	10,152	9,748	10,708
of which Goodwill & intangible assets, net	4,157	4,253	4,995
of which Prepaid pension costs	3,150	2,608	2,797
of which Other non-current assets	2,845	2,887	2,916
Total current assets	11,744	9,836	10,646
of which OWC assets	4,463	4,439	4,853
of which other current assets	926	988	864
of which marketable securities, cash & cash equivalents	6,355	4,409	4,929
Total assets	21,896	19,584	21,354

Statement of position - Liabilities and equity	Dec 31,	Sept 30,	Dec 31,
(In Euro million)	2013	2013	2012
Total equity	3,663	2,065	2,683
of which attributable to the equity owners of the parent	2,933	1,349	1,938
of which non controlling interests	730	716	745
Total non-current liabilities	9,954	10,058	10,358
of which pensions and other post-retirement benefits	3,854	4,186	5,338
of which long term debt	4,922	4,805	3,954
of which other non-current liabilities	1,178	1,067	1,066
Total current liabilities	8,279	7,461	8,313
of which provisions	1,416	1,503	1,649
of which short term debt	1,240	570	851
of which OWC liabilities	4,199	4,060	4,444
of which other current liabilities	1,424	1,328	1,369
Total liabilities and shareholder’s equity	21,896	19,584	21,354

BUSINESS COMMENTARY

CORE NETWORKING

For Q4 2013, revenues for Core Networking were Euro 1,716 million, a decrease of 7.4% compared to Euro 1,854 million in Q4 2012 and an increase of 14.7% compared to Euro 1,496 million in the third quarter 2013. At constant exchange rate, Core Networking revenues decreased 3.6% year-over-year and increased 15.9% sequentially. The segment posted an adjusted2 operating1 income of Euro 257 million or an operating margin of 15.0% compared to an adjusted2 operating1 income of Euro 195 million or a margin of 10.5% in Q4 2012. The segment posted a segment operating cash flow4 of Euro 316 million compared to a segment operating cash flow4 of Euro 264 million in Q4 2012.

Key highlights:

•

Revenues for the IP Routing division were Euro 555 million in Q4 2013, down 5.2% from a record Q4 2012, and down 2.6% sequentially, at constant exchange rates. Looking at full year 2013, sales grew 10.3% at constant exchange rates, marking a third year of double-digit growth, as demand for ultra-broadband access technologies, such as LTE, drove opportunities within mobile backhaul deployments. A recent example is our announcement with PEG Bandwidth, where our backhaul solution will support their expansion of services to 4G LTE service providers in less populated areas of the US. In addition to IP edge routers, where we hold a strong N°2 position, we continue to see good momentum in the mobile packet core market, where we improved our market position throughout the year as evidenced by recent wins with both Sprint and China Mobile. We are also expanding our presence in the IP Core router market, registering six new wins in Q4 for a total of 20 wins and more than 20 trials to date. Nuage Networks™, our software defined networking (SDN) solution venture, has been selected by three customers and is involved in more than 20 trials. It was recently chosen by the University of Pittsburgh Medical Center (UPMC) for deployment in the health system’s backup network and, after staging and verification, the rest of its datacenter network infrastructure.

•

Revenues for the IP Transport division, which includes terrestrial and submarine optics, reached Euro 618 million in Q4 2013, up 0.3% year-on-year and 14.2% sequentially at constant exchange rates. Over the full year, revenues declined by 8.8% at constant exchange rates with stabilization in the second half as a result of improving mix within IP Transport throughout the year. Highlighting the traction witnessed in WDM, our 1830 Photonic Service Switch (PSS) represented 44% of optical revenues in Q4 2013 up from 31% in Q4 2012. It is now deployed with more than 410 customers, including more than 180 100G customers. It was recently selected by Verizon, by SFR in France and Rostelecom in Russia to upgrade their networks to meet increasing bandwidth demand. Our 100G shipments represented 28% of total WDM line cards shipments in Q4’13, compared to 11% in Q4 2012. Staying at the forefront of 400G optics, we successfully completed the first Australian field trial of 400G data transmission over live network of the service provider Nextgen’s. Recovery in our Submarine business continued with revenues in Q4 recording strong double-digit growth both sequentially and compared to Q4 2012. We signed three new contracts in the quarter including a win to upgrade the EASSy submarine cable system serving Africa, and more recently announced a win with Interchange in the Pacific Islands.

•

Revenues for the IP Platforms division declined 5.8% at constant exchange rates to Euro 543 million in Q4 2013, off a high base in Q4 2012. For 2013 as a whole, revenues grew 6.2% at constant exchange rates, with good performance across a number of activities, particularly our IMS and Subscriber Data Management businesses, growing at a combined 15% rate, driven by the rollout of LTE networks and Voice over LTE (VoLTE) technology. According to recent industry analyst market share reports, we entered Q4 as the market leader in IMS with an above 25% market share and during Q4 we surpassed one hundred million subscriber licenses deployed on our IMS platform, totaling today more than 125 million subscriber licenses. Our Motive Customer Experience Solutions business continued to see demand for service management and network analytics, with revenues increasing at a high-single-digit rate in 2013. It was recently deployed at Turkish broadband service provider, TTNET, to actively manage how their network and network-connected devices perform. This was offset by the disposal and streamlining of certain businesses within this division, consistent with our Shift Plan announcement. Industry momentum in network function virtualization continues, with three additional CloudBand and virtualized application proof-of-concepts with Tier 1 service providers in the quarter, bringing our total to eight at the end of 2013.

•

The improvement in adjusted operating margin from Q4 2012 reflects positive contribution from each division within Core Networking, including strong year-over-year improvements in both IP Transport and IP Platforms as well as strong contribution from IP Routing. For the full year 2013, Core Networking improved its adjusted operating income by over Euro 300 million compared to 2012, reflecting year-over-year improvements across all businesses.

ACCESS

For Q4 2013, revenues for Access were Euro 1,983 million, flat compared to Euro 1,981 million in Q4 2012 and up 1.6% compared to Euro 1,951 million in the third quarter 2013. At constant exchange rate, Access revenues increased 4.2% year-over-year and 3.5% sequentially. The segment posted an adjusted2 operating1 income of Euro 76 million or an operating margin of 3.8% compared to an adjusted2 operating1 loss of Euro (67) million or a margin of -3.4% in Q4 2012. The segment posted a segment operating cash flow4 of Euro 223 million compared to a segment operating cash flow4 of Euro 160 million in Q4 2012.

Key highlights:

•

Revenues for the Wireless Access division were Euro 1,240 million, an increase of 15.0% at constant exchange rates from Q4 2012, with LTE revenues more than doubling, driven by large deployment activities in the US and China. Sequentially, revenues were up 5.8% at constant exchange rates. Over the full-year, the division grew at a double-digit rate, with LTE enjoying more than 70% growth year-over-year and our overlay strategy showing continued success, as evidenced by recent wins with China Telecom, Setar in Aruba, YooMee in Africa, Lazus in Colombia or Osnova in Russia. This performance was partially offset by continued declines in 2G and 3G technologies, particularly CDMA which represented less than 15% of wireless revenues in Q4. We witnessed continued momentum in our small cell business, as evidenced by our recent win with China Mobile for its TD-LTE 4G network. In the fourth quarter, we also launched a new initiative, the Metro Cell Express Site Certification Program, to address the challenges associated with site acquisition and backhaul for metro cell deployments.

•

Revenues for the Fixed Access division were Euro 542 million in Q4 2013, an increase of 2.4% from Q4 2012 and 1.7% sequentially at constant exchange rates. Our copper and fiber businesses continued to benefit from network upgrades to ultra-broadband technologies leading to strong year-over-year double-digit growth rates in the fourth quarter. In 2013, this division grew at a mid-single digit rate confirming positive trends in our copper and fiber businesses, notably in the US and Europe, while legacy technologies were in decline. Echoing our product positioning in fiber, Alcatel-Lucent was recently positioned by industry analyst, Gartner Inc., in the “Leaders” quadrant in their Magic Quadrant for Fiber-to-the-Home (FTTH) equipment. In the quarter, we also signed 11 new fiber contracts, including one with Japanese cable operator Tonami Satellite Communications, to provide speeds up to 2.4Gbps to customers with GPON technology. We now have 17 VDSL2 vectoring references, including a recent win with Bezeq in Israel. For the first time in Q4, we shipped more vectoring lines than non-vectoring VDSL lines.

•

Revenues from our Managed Services division were Euro 186 million. They decreased 30.1% at constant exchange rate compared to the year ago quarter, reflecting our restructuring efforts in this business.

•	In Q4 2013, we recorded Euro 15 million of Licensing revenues and Euro 27 million of Intellectual Property disposals.

•

In Q4 2013, the segment generated Euro 76 million of operating income, an improvement of Euro 143 million compared to Q4 2012. The move back to profitability from the year-ago quarter reflects strongly improved contribution from the Wireless and Fixed Access divisions, while Managed Services was close to break-even. For the full year 2013, adjusted operating income improved by Euro 238 million compared to 2012, mainly driven by Fixed Access and Managed Services.

•

Segment operating cash flow of Euro 223 million in the quarter improved by Euro 63 million stemming primarily from increased profitability. Full-year segment operating cash flow reached Euro (137) million compared to Euro (105) million in 2012, reflecting a very weak first quarter and continuous progress thereafter.

OTHER

For Q4 2013, revenues in the Other segment, essentially formed by LGS and Enterprise, were Euro 232 million, a decrease of 10.1% compared to Euro 258 million in Q4 2012 and a 1.8% increase compared to Euro 228 million in Q3 2013. At constant exchange rate, Other segment revenues decreased 8.5% year-over-year and increased 2.6% sequentially. The segment posted an adjusted2 operating1 income of Euro 12 million or an operating margin of 5.2% compared to an adjusted2 operating1 income of Euro 7 million or a margin of 2.7% in Q4 2012. The segment posted a segment operating cash flow4 of Euro 16 million compared to a segment operating cash flow4 of Euro (27) million in Q4 2012.

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/q4-2013

Notes

The Board of Directors of Alcatel-Lucent met on February 5, 2014, examined the Group’s consolidated financial statements at December 31, 2013, and authorized their issuance.

All reported figures are currently being audited. All adjusted figures are unaudited. Consolidated financial statements available on our website http://www.alcatel-lucent.com/investors/financial-results/q4-2013

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

3-	“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

4-	“Segment operating cash flow” is the adjusted[2] operating income[1] plus operating working capital change at constant exchange rate.

2014 Upcoming events

May 9, 2014: First-quarter results

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, enterprises and institutions throughout the world.

Underpinning Alcatel-Lucent in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of Alcatel-Lucent and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent innovations have resulted in the company being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. Alcatel-Lucent has also been recognized for innovation in sustainability, being named Industry Group Leader for Technology Hardware & Equipment sector in the 2013 Dow Jones Sustainability Indices review for making global communications more sustainable, affordable and accessible, all in pursuit of the company’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2013, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : + 33 (0)1 40 76 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example “revenues for the Core Networking segment of more than Euro 7 billion with an operating margin exceeding 12.5%”, “segment operating cash flow from its Access and Other segments surpassing Euro 250 million”, “Euro 1 billion of fixed costs savings by the end of 2015”, “at least Euro 1 billion of asset disposals over the 2013-2015 period” “Shift plan guidance re-iterated”, “addressable market expected to grow”, “cycle recovery” and “expand addressable market”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities (and in particular those to which we have decided to focus our resources), our ability to close on any announced divestitures, in particular the divestment of our LGS and Enterprise businesses, as well as obtain the price we estimated by a given date for those remaining activities we want to divest, to improve our level of free cash-flow, or to achieve all the goals of our Shift Plan, including headcount reduction, product mix and site rationalization, and to exit unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations and our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2013			Q2-2013			Q3-2013			Q4-2013			YTD 2013
	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted
Revenues	3,226		3,226	3,612		3,612	3,668		3,668	3,930	0	3,930	14,436		14,436
Cost of sales	(2,279)		(2,279)	(2,461)		(2,461)	(2,472)		(2,472)	(2,581)	0	(2,581)	(9,793)		(9,793)
Gross Profit	947	0	947	1,151	0	1,151	1,196	0	1,196	1,349	0	1,349	4,643	0	4,643
Administrative and selling expenses	(542)	8	(534)	(519)	8	(511)	(522)	8	(514)	(482)	8	(474)	(2,065)	32	(2,033)
Research and Development costs	(607)	15	(592)	(608)	14	(594)	(579)	13	(566)	(580)	12	(568)	(2,374)	54	(2,320)
Operating income (loss)	(202)	23	(179)	24	22	46	95	21	116	287	20	307	204	86	290
Restructuring costs	(122)		(122)	(194)		(194)	(117)		(117)	(105)	0	(105)	(538)		(538)
Litigations	(2)		(2)	(1)		(1)	1		1	0	0	0	(2)		(2)
Gain/(loss) on disposal of consolidated entities	2		2	0		0	0		0	0	0	0	2		2
Impairment of assets	0		0	(552)		(552)	0		0	4	0	4	(548)		(548)
Post-retirement benefit plan amendment	55		55	41		41	0		0	41	0	41	137		137
Income (loss) from operating activities	(269)	23	(246)	(682)	22	(660)	(21)	21	(0)	227	20	247	(745)	86	(659)

Financial result (net)	(152)	0	(152)	(180)	0	(180)	(218)	0	(218)	(161)	0	(161)	(711)	0	(711)
Share in net income (losses) of equity affiliates and disposals/sales in progress of activities	2		2	1		1	2		2	2	0	2	7		7
Income tax benefit (expense)	51	(9)	42	(28)	(8)	(36)	62	(9)	53	86	(7)	79	171	(33)	138
Income (loss) from continuing operations	(368)	14	(354)	(889)	14	(875)	(175)	12	(163)	154	13	167	(1,278)	53	(1,225)
Income (loss) from discontinued activities	(1)	0	(1)	2		2	(19)		(19)	2	0	2	(16)	0	(16)
Net Income (loss)	(369)	14	(355)	(887)	14	(873)	(194)	12	(182)	156	13	169	(1,294)	53	(1,241)

of which : Equity owners of the parent	(353)	14	(339)	(885)	14	(871)	(200)	12	(188)	134	13	147	(1,304)	53	(1,251)
Non-controlling interests	(16)		(16)	(2)		(2)	6		6	22		22	10	0	10

Earnings per share : basic	(0.16)		(0.15)	(0.39)		(0.38)	(0.09)		(0.08)	0.06		0.06	(0.57)		(0.54)
Earnings per share : diluted	(0.16)		(0.15)	(0.39)		(0.38)	(0.09)		(0.08)	0.05		0.06	(0.57)		(0.54)

RESTATEMENT OF 2012 & 2013 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	2013	Q4’13	Q3’13	Q2’13	Q1’13	2012	Q4’12	Q3’12	Q2’12	Q1’12
Core Networking	6,094	1,716	1,496	1,571	1,311	6,180	1,854	1,482	1,475	1,369
IP Routing	2,253	555	580	624	494	2,141	619	542	516	464
IP Transport	2,120	618	544	530	428	2,369	636	554	620	559
IP Platforms	1,721	543	372	417	389	1,670	599	386	339	346
Access	7,447	1,983	1,951	1,816	1,697	7,293	1,981	1,881	1,824	1,607
Wireless Access	4,510	1,240	1,196	1,062	1,012	4,151	1,123	1,062	1,035	931
Fixed Access	2,069	542	541	523	463	2,030	551	537	509	433
Managed services	791	186	186	215	204	1,000	276	259	252	213
Licensing	77	15	28	16	18	112	31	23	28	30
Other	913	232	228	231	222	959	258	236	239	226
Eliminations & Unallocated	(18)	(1)	(7)	(6)	(4)	17	3	1	8	5
Total group revenues	14,436	3,930	3,668	3,612	3,226	14,449	4,096	3,600	3,546	3,207

Adj. operating income (loss)
Core Networking	472	257	92	138	(15)	142	195	3	(9)	(47)
in % of revenues	7.7%	15.0%	6.1%	8.8%	-1.1%	2.3%	10.5%	0.2%	-0.6%	-3.4%
Access	(85)	76	46	(75)	(132)	(323)	(67)	(100)	(5)	(151)
in % of revenues	-1.1%	3.8%	2.4%	-4.1%	-7.8%	-4.4%	-3.4%	-5.3%	-0.3%	-9.4%
Other	17	12	5	0	0	8	7	(10)	0	11
in % of revenues	1.9%	5.2%	2.2%	0.0%	0.0%	0.8%	2.7%	-4.2%	0.0%	4.9%
Unallocated	(114)	(38)	(27)	(17)	(32)	(90)	(20)	(19)	(16)	(35)
Total	290	307	116	46	(179)	(263)	115	(126)	(30)	(222)
in % of revenues	2.0%	7.8%	3.2%	1.3%	-5.5%	-1.8%	2.8%	-3.5%	-0.8%	-6.9%

Segment Operating Cash Flow
Core Networking	475	316	61	109	(11)	307	264	9	(35)	69
in % of revenues	7.8%	18.4%	4.1%	6.9%	-0.8%	5.0%	14.2%	0.6%	-2.4%	5.0%
Access	(137)	223	26	(114)	(272)	(105)	160	(64)	(177)	(24)
in % of revenues	-1.8%	11.2%	1.3%	-6.3%	-16.0%	-1.4%	8.1%	-3.4%	-9.7%	-1.5%
Other	26	16	1	1	8	(21)	(27)	(9)	(13)	28
in % of revenues	2.8%	6.9%	0.4%	0.4%	3.6%	-2.2%	-10.5%	-3.8%	-5.4%	12.4%
Unallocated	(117)	(56)	(37)	(48)	24	(102)	(29)	(53)	20	(40)
Total	247	499	51	(52)	(251)	79	368	(117)	(205)	33
in % of revenues	1.7%	12.7%	1.4%	-1.4%	-7.8%	0.5%	9.0%	-3.3%	-5.8%	1.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 6, 2014	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer